Exhibit 21

Subsidiaries of the Registrant

The companies listed below are included in IronClad Encryption Corporation’s consolidated financial statements. IronClad has a 100% direct ownership of and ultimate voting control in its subsidiaries. The list is as of March 31, 2019.

Subsidiary	State of Incorporation	Percentage Owned
InterLok Key Management, Inc.	Texas	100%
IronClad Pipeline IC, Inc.	Delaware	100%
IronClad Cyber Security, Inc.	Delaware	100%